
02002744

82-3470

02 JAN 25 AM 8:16


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

18th January, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2001

Further to our letter dated 18th January, 2002, on the subject, we enclose a copy of the Press Release issued by the Company in this regard.

Yours faithfully,
ITC Limited



(K. Radhakrishnan)
Assistant Secretary

Encl. as above.

dw 1/30

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
7 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

To :

From : Mr. S.H. Venkatramani
Head - Corporate Communications

ITC's Q3 Post-Tax Profits up 17%

ITC's results for the nine month period ending 31st December 2001 reflect resilience in the face of the current difficult business environment, particularly for consumer goods and travel & tourism. The Company continued to maintain its topline growth during the third quarter, posting an increase of nearly 8% in Net Turnover. Nine-month post-tax profits registered a growth of 22.5%. Provision for taxation includes the impact of deferred taxation, both for the current and the previous year periods to facilitate comparison.

The expenditure profile in the third quarter reflects the Company's continuing emphasis on strategic cost management. Staff cost for the quarter was higher consequent to the impact of voluntary retirement schemes. Interest cost for the quarter is lower by Rs.11 crores, reflecting the continuing impact of debt reduction. Effective cost control has helped absorb the impact of start-up costs of new businesses, namely Lifestyle Retailing, Greeting Cards and Packaged Foods.

Domestic cigarette volumes continue to remain under pressure due to the steep increase in excise duties imposed in the last Union Budget and the adverse impact of the growing contraband trade in cigarettes. As a result, the share of cigarettes in India's tobacco consumption has further declined this year to about 14%, with increased share accruing to other forms of tobacco consumption. The Company's sustained focus on investment in brands enabled a deceleration in the rate of de-growth of domestic cigarette volumes during the quarter. In continuation of the Company's strategy to constantly upgrade its product range to cater to a variety of tastes and flavour options, the third quarter witnessed the launch of Wills Navy Cut Lights. Initial market response has been encouraging.

The scale-up of the Lifestyle Retailing business is on schedule, with seven new stores opening during the quarter. Currently, 29 'Wills Lifestyle' stores are operational across the country, providing world-class products and shopping experience to discerning consumers. The recently launched 'Kitchens of India' range of premium, value-added packaged foods now includes 'Dal Bukhara', 'Kundan Qaliya' and 'Chicken Chettinad'. The Greeting Cards SBU, which entered into a strategic alliance with the SOS Children's Villages of India, achieved a significant growth in institutional sales during the quarter.

...2/-

The steep worldwide decline in business and leisure travel, combined with the gestation of new properties considerably impacted the results of the Company's Hotels business. Although the market is expected to remain depressed in the near term, the long term potential of this industry in India remains exciting. The projects at Kolkata and Upper Worli, Mumbai are progressing satisfactorily and are expected to open by end 2002.

The results of the Agri-business segment reflect the impact of the crop holiday declared by the Tobacco Board in Andhra Pradesh. While exports of agri commodities other than leaf tobacco grew by 24% in rupee terms during the quarter, segment results were adversely affected by the slump in the prices of marine products to their lowest levels in the last ten years.

The Tiruvottiyur factory of the Packaging business remained closed from 13th November 2001 in the face of renewed industrial unrest. However, actioning of contingency plans is ensuring uninterrupted supplies of packaging to the cigarettes business.

The Board of Directors, at its meeting in New Delhi on 18th January 2001, approved the financial results for the period ended 31st December 2001, which are enclosed.

January 18, 2002

Shvenkatramani

02 JAN 25 AM 8:16



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

18th January, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 31st December, 2001

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a copy of the Statement providing details of Segmentwise Revenue, Results and Capital Employed, for the Quarter ended 31st December, 2001, taken on record at the meeting of the Board of Directors of the Company held on 18th January, 2002.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended 31st December, 2001

(Rs. in Crores)

		Quarter Ended 31.12.2001	Quarter Ended 31.12.2000	Nine Months Ended 31.12.2001	Nine Months Ended 31.12.2000	Twelve Months Ended 31.03.2001
GROSS INCOME		2420.33	2261.92	7020.79	6567.29	8816.11
NET SALES TURNOVER	[1]	1195.27	1107.97	3345.58	3118.34	4208.12
OTHER INCOME	[2]	27.67	28.03	118.94	82.85	144.47
NET INCOME (1 + 2)		1222.94	1136.00	3464.52	3201.19	4352.59
Less:						
TOTAL EXPENDITURE	[3]	754.72	717.10	1935.10	1859.39	2516.44
a) (Increase) / decrease in stock-in-trade		-17.31	-39.34	-87.99	-52.80	-20.31
b) Consumption of raw materials etc.		484.37	472.47	1253.95	1167.83	1512.68
c) Staff cost		69.62	61.71	191.03	195.68	274.43
d) Other expenditure		218.04	222.26	578.11	548.68	749.64
INTEREST (Net)	[4]	11.46	25.07	45.22	72.23	95.91
GROSS PROFIT (1+2-3-4)		456.76	393.83	1484.20	1269.57	1740.24
Less:						
DEPRECIATION	[5]	40.27	36.54	115.78	103.43	139.94
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	416.49	357.29	1368.42	1166.14	1600.30
Less:						
PROVISION FOR TAXATION	[7]	157.26	135.69	474.91	436.95	594.04
NET PROFIT (6-7)	[8]	259.23	221.60	893.51	729.19	1006.26
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10/- each)	[9]	245.41	245.41	245.41	245.41	245.41
RESERVES EXCLUDING REVALUATION RESERVES	[10]					3225.65
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	10.56	9.03	36.41	29.71	41.00
AGGREGATE OF NON PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES				245414904	245414904	245414904
- PERCENTAGE OF SHAREHOLDING				100	100	100

Notes:

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 18th January, 2002.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises of Segment Revenue and Other Income.

(iv) The Members of the Company at their meeting held on 7th December, 2001, approved the Scheme of Amalgamation ("the Scheme") of ITC Bhadrachalam Paperboards Limited with the Company with effect from 1st April, 2001. The Hon'ble Calcutta High Court has admitted the Company's petition for sanction of the Scheme.

(v) The strike at the Tiruvottiyur factory of the Packaging business which commenced from 13th November, 2001, continues.

(vi) The Provision for Taxation includes the impact of deferred tax.

(vii) The Company has recorded a cumulative net deferred tax liability of Rs. 57.32 crores upto 31st March, 2001 as a reduction from General Reserves. This adjustment has not been reflected in the above shown "Twelve months ended 31.3.2001" column which remains as per the audited accounts.

(viii) The above is as per Stock Exchange Regulations and does not take into account the excise issues disputed by the Company.

ITC LIMITED

Segment wise Revenue, Results and Capital Employed, under Clause 41 of the Listing Agreement For The Quarter and Nine Months Ended 31st December, 2001

		(Rs. in Crores)
	3 months ended 31.12.2001	9 months ended 31.12.2001
1. Segment Revenue		
a) FMCG - Cigarettes	2038.89	6053.89
- Others	9.22	16.70
Total FMCG	2048.11	6070.59
b) Hotels	39.80	113.38
c) Agri Business	333.36	724.80
d) Paper & Packaging	112.14	366.43
Total	2533.41	7275.20
Less : Inter segment revenue	140.75	373.35
Gross sales / income from operations	2392.66	6901.85
2. Segment Results		
a) FMCG - Cigarettes	425.77	1344.01
- Others	-18.32	-48.94
Total FMCG	407.45	1295.07
b) Hotels	-1.66	-4.41
c) Agri Business	-3.06	2.75
d) Paper & Packaging	20.56	65.53
Total	423.29	1358.94
Less : i) Interest (Net)	11.46	45.22
ii) Other un-allocable expenditure net of *un-allocable income*	-4.66	-54.70
Total Profit Before Tax	416.49	1368.42
3. Capital Employed		
a) FMCG - Cigarettes *	1346.38	1346.38
- Others	34.48	34.48
Total FMCG	1380.86	1380.86
b) Hotels	739.63	739.63
c) Agri Business	438.27	438.27
d) Paper & Packaging	304.14	304.14
Total Segment Capital Employed	2862.90	2862.90
* Before considering provision of Rs 567 Crores in respect of disputed State taxes , the levy/collection of which has been stayed.		

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focussed on four business groups : FMCG , Hotels , Paper & Packaging , and Agri business. The Company's organisational structure and governance processes have been designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures .
: Others	- Branded Garments , Greeting Cards and Packaged Foods .
Hotels	- Hoteliering .
Paper & Packaging	- Speciality Paper & Packaging.
AgriBusiness	- Leaf Tobacco & Agri commodities .

(3) Details shown against "FMCG - Others " pertain to the Company's new businesses namely , Branded Garments , Greeting Cards and Packaged Foods . Since these businesses are presently engaged in product development and scaling up operations , segment results largely reflect start up costs.

(4) In its Hotels business ,the Company has been engaged in implementing its strategic investment plans to complete the ITC - Welcomegroup chain. Capital employed of Rs 740 Crores includes Rs 641 Crores relating to the recently opened properties , namely ITC One in New Delhi and ITC Grand Maratha in Mumbai , as well as capital work in progress in respect of properties under construction.

The segment results reflect the gestation cost of the newly opened properties,the impact of the global slump in International travel post the 11th September events and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute. Depressed market conditions are expected to continue in the near term.

(5) The Company's paperboards business, currently residing in its subsidiary , ITC Bhadrachalam Paperboards Ltd. , will form part of the Paper & Packaging business group upon merger with the Company .The progress of the amalgamation process is shown under Note(iv).

(6) The Company's Agri business is engaged in exports , supply of agri commodities to the planned Foods business and leaf tobacco to the Cigarettes business . The segment results have been impacted by the tobacco crop holiday and difficult global trading conditions particularly relating to exports of marine products which have been adversely affected by the continuing economic downturn in the U.S. and Japan.

(7) Segment capital employed shown above does not include unallocated corporate net assets including investments , of approximately Rs. 1765 Crores, largely deployed as follows :

(a) Investments in ITC Bhadrachalam Paperboards :

	(Rs. Crores)
Equity and Preference Capital	342
Loans	281
Total	623

(b) Exposures in assets consequent to exiting the Financial Services & Edible Oils businesses 884

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 18th January, 2002
Place : New Delhi

For and on behalf of the Board



K. Vaidyanath
Director

Please visit us at www.itcportal.com for the press announcement and results.

Enduring Value.
For the Shareholder. For the Nation.

